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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  CRD HOLDINGS, INC. F/K/A GUMP & COMPANY, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   126251 10 7
                                 (CUSIP NUMBER)

                               MAII HOLDINGS, INC.
                         5805 SEPULVEDA BLVD., SUITE 502
                           VAN NUYS, CALIFORNIA 91411
                          ATTENTION: CHRISTIE S. TYLER
                                 (818) 909-9433
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 19, 2002
              (DATE OF EVENT WHICH REQUIRES FILING THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 204.103d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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------------------------                                           -------------
 CUSIP NO.  126251 10 7               13 D                          Page 2 of 5
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           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               MAII HOLDINGS, INC.
--------------------------------------------------------------------------------
           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
           3   SEC USE ONLY

--------------------------------------------------------------------------------
           4   SOURCE OF FUNDS

               OO   SEE (1)

--------------------------------------------------------------------------------
           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEMS 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
           6   CITIZENSHIP OR PLACE OF ORGANIZATION

               TEXAS
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER

                          8,250,000
      NUMBER OF       ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY
        OWNED             -0-
       BY EACH        ----------------------------------------------------------
  REPORTING PERSON    9   SOLE DISPOSITIVE POWER
        WITH
                          8,250,000
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER

                          -0-
--------------------------------------------------------------------------------
           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               8,250,000
--------------------------------------------------------------------------------
           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                        [ ]

--------------------------------------------------------------------------------
           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               96.6%
--------------------------------------------------------------------------------
           14  TYPE OF REPORTING PERSON

               CO
--------------------------------------------------------------------------------

(1)      See Item 3 for explanation.

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                                                                     Page 3 of 5

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement on Schedule 13D (this "Statement") relates is the Common Stock, par value $0.001 per share (the "Common Stock"), of CRD Holdings, Inc. f/k/a Gump & Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5805 Sepulveda Blvd., Suite 502, Van Nuys, California 91411.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is being filed on behalf of MAII Holdings, Inc, a Texas corporation ("MAII"). MAII currently operates as a holding company and has no material business operations. MAII's principal executive offices are located at 5805 Sepulveda Blvd., Suite 502, Van Nuys, California 91411.

         During the last five years, MAII has neither been convicted in a criminal proceeding, nor has MAII been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Effective June 19, 2002, the Issuer, formerly known as Gump & Company, Inc., merged its wholly-owned Nevada subsidiary with and into Car Rental Direct, Inc. ("CRD"), a Nevada corporation and a wholly owned subsidiary of MAII (the "Merger"). CRD emerged from the Merger as the surviving corporation, and became a wholly-owned subsidiary of Issuer. In connection with the Merger, the outstanding shares of CRD, all of which were owned by MAII, were exchanged for an aggregate of 8,250,000 shares of the Common Stock of the Issuer.

ITEM 4.           PURPOSE OF TRANSACTION.

         MAII acquired the securities covered by this Statement for investment purposes.

         MAII has no present plans or proposals that relate to or that would result in any of the following actions:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



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                                                                     Page 4 of 5


         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         MAII is deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be the beneficial owner of an aggregate of 8,250,000 shares of the Common Stock of the Issuer, which constitutes approximately 96.6% of the Issuer's outstanding Common Stock. MAII has sole voting and dispositive power with respect to all 8,250,000 shares of the Common Stock it beneficially owns.

         According to the Issuer's stock transfer records as of June 19, 2002, there were 8,538,500 shares of the Common Stock issued and outstanding. The following chart represents the number of shares held by MAII and the percentage deemed to be beneficially owned by MAII, as calculated pursuant to Rule 13d-3 of the Exchange Act as of June 19, 2002:

                                        Number of         Percentage of
               Reporting Person    Shares Held Directly     Ownership
               ----------------    --------------------   -------------
                     MAII               8,250,000             96.6%


         Except as set forth herein, MAII has not effected any transactions in the shares of the Issuer's Common Stock during the past 60 days. As the Chief Executive Officer of MAII, Christie S. Tyler may have the power to direct the receipt of dividends from, or proceeds from the sale of, the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


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                                                                     Page 5 of 5


         Exhibit 1: Agreement and Plan of Merger, dated as of June 12, 2002, by and among the Gump & Company, Inc., a Delaware corporation, CRD Acquisition, Inc., a Nevada corporation, MAII Holdings, Inc., a Texas corporation, Car Rental Direct, Inc., a Nevada corporation, and certain holders of the outstanding capital stock of Gump & Company, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  June 28, 2002

                                       MAII HOLDINGS, INC.


                                       /s/ Christie S. Tyler
                                       -----------------------------------------
                                       By: Christie S. Tyler, President